                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 SCHEDULE 13E-3
                                 (RULE 13E-100)
           TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 13E-3 THEREUNDER
           RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)
                                 AMENDMENT NO. 3
                          HARBOR BANKSHARES CORPORATION
                          -----------------------------
                              (Name of the Issuer)
                          HARBOR BANKSHARES CORPORATION
                            HARBOR MERGER CORPORATION
                      (Name of Person(s) Filing Statement)
                           Common Stock $.01 par value
                                   411465 10 7

                      (CUSIP Number of Class of Securities)
--------------------------------------------------------------------------------
     Joseph Haskins, Jr.                              With a copy to:
   Chairman, President and                          James I. Lundy, III
    Chief Executive Officer                           Attorney at Law
Harbor Bankshares Corporation                            Suite 400
    25 West Fayette Street                     1700 Pennsylvania Avenue, NW
     Baltimore, MD 21201                            Washington, DC 20006
      (410) 528-1800                                   202.349.7130
--------------------------------------------------------------------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                         and Communications on Behalf of
                           Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

a. /X/ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. / / The filing of a registration statement under the Securities Act of 1933.
c. / / A tender offer.
d. / / None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: / /

   Check the following box if the filing is a final amendment reporting the results of the transaction: / /

--------------------------------------------------------------------------------
                            Calculation of Filing Fee
--------------------------------------------------------------------------------
  Transaction Valuation *                             Amount of Filing Fee
--------------------------------------------------------------------------------
         $386,818                                            $41.39
--------------------------------------------------------------------------------

* The transaction value is calculated based on the $31.00 per share to be paid for an estimated 12,478 shares expected to be cashed out in the Rule 13e-3 transaction. The filing fee is $107 per million dollars of the total transaction value of $386,818.

/X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $41.39             Filing Party:  Harbor Bankshares Corporation
                          -------------                      -----------------------------
Form or Registration No.: Schedule 14A        Date Filed:    May 2, 2006
                          -------------                      ---------------------------


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                             INTRODUCTORY STATEMENT

       This Amendment No. 3 to Schedule 13E-3 is being filed in connection with the proposed merger (the "merger") of Harbor Merger Corporation, a wholly-owned subsidiary of Harbor ("merger subsidiary"), with and into Harbor, with Harbor being the surviving corporation following the merger, pursuant to an Agreement and Plan of Merger (the "merger agreement"). Pursuant to the merger agreement, shares owned by holders of Harbor common stock, par value $0.01 per share, who own of record 100 or fewer shares would be converted into the right to receive $31.00 per share. The shares owned by other holders would not be affected. Following the merger, Harbor would have fewer than 300 shareholders of record. Harbor intends to terminate registration of its common stock under the Securities Exchange Act of 1934 (the "Exchange Act") and to suspend its reporting obligations under Section 13 of the Exchange Act following the merger.

       This Schedule 13E-3 is being filed in connection with the definitive proxy statement ( the "Proxy Statement") filed by Harbor on Schedule 14A under the Exchange Act for Harbor's 2006 annual meeting of shareholders. That meeting has been called to consider and vote upon a proposal to approve the merger agreement; approve an adjournment of the Annual Meeting to solicit additional proxies for approval of the merger agreement, if necessary, to elect four Class II Directors, each to serve for a three-year term; and to act upon such other matters as may properly come before the Annual Meeting or any adjournments or postponements thereof..

       In accordance with the requirements of General Instruction G to Schedule 13E-3 this Schedule 13E-3 incorporates, where applicable, the information contained in the Proxy Statement in response to the Items hereof.

ITEM 1.     SUMMARY TERM SHEET.

       The information set forth in the Proxy Statement under the caption "Summary Term Sheet" is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

       (a), (b) The information set forth in the Proxy Statement under the caption "Introduction" is incorporated herein by reference.

       (c), (d) The information set forth in the Proxy Statement under the caption "Market for Common Stock and Dividends" is incorporated herein by reference.

       (e) No underwritten public offering or Regulation A exempt offering of the common stock for cash has been made during the past three years.

       (f) The information set forth in the Proxy Statement under the captions, "The Parties--Recent Transactions" and "--Prior Stock Purchases" is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

       (a) The information set forth under "Notice of Annual Meeting of Shareholders" and "The Parties--Directors and Executive Officers of Harbor" is incorporated herein by reference.

       (b) Not applicable.

       (c) (1), (2) The information set forth under the caption "Election of Directors" and "Compensation of Directors and Executive Officers" is incorporated herein by reference.

       (3) None of such persons has been convicted in a criminal proceeding during the past five years (excluding traffic violations and similar misdemeanors).

       (4) None of such persons was a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. See "Directors and Executive Officers" in the Proxy Statement.

       (5) Each of such persons is a citizen of the United States.

       (d) Not applicable.

ITEM 4. TERMS OF THE TRANSACTION.

       (a) The information set forth under "Summary Term Sheet," "Special Factors--Background of the Merger," "Special Factors -Reasons for the Merger," "Special Factors -Effects of the Merger," "Special Factors--Effect of the Merger on Shareholders," "Special Factors -Accounting Treatment," "Special Factors--Certain U.S. Federal Income Tax Consequences," "The Merger Agreement--Conversion of Shares in the Merger," and "The Annual Meeting--Shares Entitled to Vote; Quorum and Vote Required" is incorporated herein by reference.

       (b) The information set forth under "Summary Term Sheet--How does the board recommend that I vote?" and "Compensation of Directors and Executive Officers--Certain Relationships and Related Transactions" is incorporated herein by reference.

       (c) The information set forth under "Summary Term Sheet," "Special Factors--Background of the Merger," "Special Factors -Effects of the Merger," "Special Factors--Effects of the Merger on Shareholders," and "The Merger Agreement--Conversion of Shares in the Merger" is incorporated herein by reference.

       (d) Appraisal Rights. The information set forth in the Proxy Statement under "Summary Term Sheet--Do I have appraisal or dissenter's rights?" and "Appraisal Rights of Harbor Shareholders" is incorporated herein by reference.

       (e) None.

       (f) Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

       (a) The information set forth in "The parties--Recent Transactions, "The Parties-Prior Stock Purchases," and "Compensation of Directors and Executive Officers" is incorporated herein by reference.

       (2) The information set forth in the Proxy Statement under the caption "Compensation of Directors and Executive Officers--Certain Relationships and Related Transactions" is incorporated herein by reference.

       (b) (c) Not applicable.

       (e) The information set forth under "The Parties--Security Ownership of Certain Beneficial Owners and Management" and "Election of
Directors--Compensation of Directors and Executive Officers" is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

       (b) The information set forth under "Summary Financial
Information--Summary Unaudited Pro Forma Financial Information" is incorporated herein by reference.

       (c) (1-8) The information set forth under "Summary Term Sheet," "Special Factors--Background of the Merger," "Special Factors--Conduct of Harbor's Business After the Merger," "Special Factors -Effects of the Merger," "Market for Common Stock and Dividends," and "The Merger Agreement" is incorporated herein by reference.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

       (a) The information set forth under "Summary Term Sheet," "Special Factors--Background of the Merger," "Special Factors -Reasons for the Merger," and Special Factors--Fairness Determination by Filing Persons" is incorporated herein by reference.

       (b) The information set forth in the Proxy Statement under "Special Factors--Background of the Merger" and Special Factors--Fairness Determination by Filing Persons" is incorporated herein by reference.

       (c) The information set forth under "Summary Term Sheet," "Special Factors--Background of the Merger," "Special Factors-Reasons for the Merger," and Special Factors--Fairness Determination by Filing Persons" is incorporated herein by reference.

       (d) The information set forth under "Special Factors--Certain Effects of the Merger," "Special Factors--Effect of the Merger on Shareholders," "Special Factors--Certain U.S. Federal Income Tax Consequences," and "Special Factors--Conduct of Harbor's Business After the Merger" is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

       (a)-(e) The information set forth under "Summary Term Sheet," "Special Factors--Background of the Merger," "Special Factors--Reasons for the Merger," "Special Factors--Recommendation of the Board of Directors; Fairness of the Merger Proposal," "Special Factors--Merger Subsidiary's Determination of Fairness of the Merger Proposal," "Special Factors--Fairness Determination by Filing Persons," "Special Factors--Opinion of Financial Advisor," "Special Factors--Updated Opinion," "Special Factors--Initial Opinion," and "Special Factors--Price Adjustment since Initial Opinion Date" is incorporated herein by reference.

       (f) Other Offers. Not applicable.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

       The information set forth under "Special Factors-- Background of the Merger, "Special Factors--Reasons for the Merger," "Special Factors--Opinion of Financial Advisor," "Special Factors--Updated Opinion," "Special
Factors--Initial Opinion," and "Special Factors--Price Adjustment since Initial Opinion Date" is incorporated herein by reference.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

       (a)-(b) The information set forth under "Special Factors -Effects of the Merger--Financial Effects of the Merger; Financing of the Merger" is incorporated herein by reference.

       (c) Expenses. The information set forth in the Proxy Statement under "Special Factors--Fees and Expenses," and "Unaudited Pro Forma Consolidated Financial Statements" is incorporated herein by reference.

       (d) The information set forth under "Special Factors -Effects of the Merger--Financial Effects of the Merger; Financing of the Merger" is incorporated herein by reference.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

       (a) The information set forth under "The Parties--Securities Ownership of Beneficial Owners and Management" and "Owners of more than 5% of Harbor Common Stock" is incorporated herein by reference.

       (b) The information set forth under "The Parties--Recent Transactions" is incorporated herein by reference.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

       (d)-(e) The information set forth under "Summary Term Sheet--How does the Board of Directors recommend that I vote?" and "Special Factors--Recommendation of the Board of Directors; Fairness of the Merger Proposal" is incorporated herein by reference.

ITEM 13. FINANCIAL INFORMATION.

       (a) (1) The financial statements set forth under Item 7 in Harbor's Annual Report on Form 10-KSB for the year ended December 31, 2005, included at Appendix D to the Proxy Statement, are incorporated herein by reference.

           (2) The unaudited financial statements set forth in Harbors Quarterly Report on Form 10-QSB for the quarterly period ended June 30, 2006, included at Appendix E to the Proxy Statement, are incorporated herein by reference.

           (3 The unaudited statement of Earnings to Fixed Charges included under the caption "Summary Financial Information--Selected Historical Financial Information" is incorporated herein by reference.

           (4) The information set forth under "Selected Financial Data" is incorporated herein by reference.

       (b) The information set forth under "Summary Financial
           Information--Summary Unaudited Pro Forma Financial Information" is incorporated herein by reference.

ITEM 14. PERSONS/ ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

       (a), (b) None.

ITEM 15. ADDITIONAL INFORMATION

       None.

ITEM 16. EXHIBITS.

       (a) Proxy Statement for the Annual Meeting of Shareholders with appendices, dated November 16, 2006, filed November 13, 2006 (incorporated by reference).

       (b) Not applicable.

       (c) (i) Opinion of Danielson Associates dated December 8, 2005 (Previously filed as Exhibit (c) to Schedule 13E-3 filed May 2, 2006.)

           (ii) Opinion of Danielson Associates, as amended (Previously filed as Exhibit (c)(ii) to Amendment No. 1. to Schedule 13E-3 filed August 1, 2006.)

           (iii) Fairness Opinion and Report of Danielson Associates dated as of December 8, 2006. (Previously filed as Exhibit (c)(iii) to Amendment No. 1. to Schedule 13E-3 filed August 1, 2006.)

           (iv) Fairness Opinion and Report of Danielson Associates dated as of December 8, 2005, amended to clarify opinion with respect to fairness to shareholders and valuation methodology (Previously filed as Exhibit (c)(iv) to Amendment No. 1. to
                  Schedule 13E-3 filed August 1, 2006.)

           (v) Fairness Opinion and Report of Danielson Associates dated as of August 29, 2006, (Included as Appendix B to the Proxy Statement..)

       (d) Not applicable.

       (f) Form of Proxy for the Annual Meeting of Shareholders. (Previously filed as Exhibit (f) to Schedule 13E-3 filed August 1, 2006

       (g) Not applicable.

                                   SIGNATURES

       After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 15, 2006              HARBOR BANKSHARES CORPORATION
                               By: /s/ Joseph Haskins, Jr.
                                   ---------------------------
                               Joseph Haskins, Jr.
                               Chairman, President, and Chief Executive Officer

November 15, 2006              HARBOR MERGER CORPORATION
                               By: /s/ Joseph Haskins, Jr.
                                   -----------------------
                               Joseph Haskins, Jr.
                               President